Contact

www.linkedin.com/in/leebrandt33
(LinkedIn)

Top Skills

Relationship Development

Sales Presentations

Customer Relationship Management
(CRM)

Honors-Awards

Finalist

Lee Brandt

Writer, Sales
Los Angeles, California, United States

Experience

Houghton Mifflin Harcourt
Sales Per Diem
January 2010 - January 2022 (12 years 1 month)

Holt McDougal
Presenter
January 2007 - January 2010 (3 years 1 month)
Los Angeles Metropolitan Area

Conducted in-service presentations as a content specialist

Los Angeles Unified School District
Substitute Teacher
September 2000 - February 2007 (6 years 6 months)

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Education

California State University-San Bernardino
Bachelor's Degree, Drama and Dramatics/Theatre Arts,
General · (1995 - 1999)

Emmanuel College
Associate's Degree, Business Administration and Management,
General · (1990 - 1993)